EXHIBIT 99.1

VIZSLA SILVER PROVIDES UPDATE ON SITUATION IN CONCORDIA

NYSE: VZLA   TSX: VZLA

VANCOUVER, BC, March 5, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") provided the following update on the situation in Concordia, Mexico.

Vizsla Silver has been focused on supporting the families of the ten colleagues taken from its project site in Concordia, as well as its employees, through a time of pain, grief, and uncertainty. In recent days, two additional families have received confirmation that their loved one is deceased. Three colleagues remain missing, and Vizsla Silver stands with all affected families during this profoundly difficult time.

Michael Konnert, President and CEO of Vizsla Silver, said, "Our hearts are with the families who have lost loved ones, and with those who continue to wait for answers. We remain focused on supporting the affected families and our team, and on the continued efforts to locate those who are still missing."

Vizsla Silver continues to cooperate fully with Mexican authorities as search efforts and the broader investigation proceed. The Company remains committed to supporting the authorities in their work and will continue to provide updates as confirmed information becomes available.

The safety and security of employees, contractors, and community members remain Vizsla Silver's highest priority. The Company continues to review and strengthen its security protocols in close coordination with local authorities.

Mr. Konnert added, "Mexico has a long and proud mining tradition, and we continue to believe strongly in the long-term potential of the Panuco project. In the face of such a painful and tragic moment, we have seen the strength and resilience of our people and the Concordia community. As we work collaboratively with the community and authorities to ensure a safe and responsible path forward, we will do so with our people, our lost colleagues and their families front of mind."

The Company appreciates the support of its stakeholders and respectfully asks that the privacy of the individuals and their families be honoured at this time.

Website: www.vizslasilvercorp.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans and objectives.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company's ongoing cooperation with Mexican authorities and engagement with affected families; the continuation, scope and effectiveness of support measures provided to employees, contractors and families; the Company's review of the circumstances surrounding recent events; the assessment and implementation of security, risk management and safety measures; the timing and conditions under which site activities may resume; the ability to advance engineering, planning and other project work while site operations remain suspended; and the Company's commitment to the long-term responsible development of the Panuco Project and continued investment in the Concordia community.

Forward-looking statements are based on assumptions that management considers reasonable as of the date of this release, including, without limitation: that the Company will be able to continue cooperating with relevant authorities; that security conditions will stabilize over time; that support services and mitigation measures will remain available and effective; that engineering and planning activities can continue remotely as anticipated; and that legal, regulatory and social conditions will allow for the eventual resumption of site activities.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results or outcomes to differ materially from those expressed or implied by such statements. These risks include, but are not limited to: evolving security conditions in the region; the duration and outcome of investigations by authorities; potential delays or restrictions on site access or operations; risks to employee and contractor safety; reputational risks; community relations risks; regulatory or governmental actions; and other risks and uncertainties described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information, please contact: Corporate Communications: Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 12:51e 05-MAR-26